UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date as December 08, 2025

Commission File Number 001-35428

IMMUTEP LIMITED

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Level 32, Australia Square

264 George Street, Sydney

NSW 2000, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Immutep and Dr. Reddy’s enters into Strategic Collaboration for Commercialisation of an Innovative Oncology Drug, Eftilagimod Alfa

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 08, 2025

IMMUTEP LIMITED

By:	/s/ Marc Voigt
Name:	Marc Voigt
Title:	Chief Executive Officer